*
                *****
              **-----**
            **-----       COMPETITIVE
          ****----        TECHNOLOGIES
            **=====       Unlocking the Potential of Innovation (R)
              **=====**
                *****
                  *  (R)  Technology Transfer and Licensing Services


                                  July 1, 2010

Stephani  Bouvet,  Division  of  Corporate  Finance
Matt  Crispino,  Division  of  Corporate  Finance
Securities  and  Exchange  Commission
100  F  Street,  NE
Washington,  D.C.  20549-4561

RE:  COMPETITIVE  TECHNOLOGIES,  INC.
     AMENDMENT  NO.  1  TO  REGISTRATION  STATEMENT  ON  FORM  S-1
     FILED  JULY  1,  2010
     FILE  NO.  333-167273

Gentlemen  and  Ladies:

     Pursuant to Rule 461 of the Rules and Regulations under the Securities Act of 1933, as amended, Competitive Technologies, Inc. (the "Registrant") hereby requests that the effective date of the above-captioned Registration Statement be accelerated so that the Registration Statement will become effective at 10:00 a.m. Eastern Standard Time on July 6, 2010, or as soon thereafter as practicable.

     The  Registrant  acknowledges  that:

     - should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     - the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     - the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

COMPETITIVE  TECHNOLOGIES,  INC.

/s/  John  Nano
John  Nano
President  and  Chief  Executive  Officer